File No. 70-9175

                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549
             _________________________________________
                        AMENDMENT NO. 1 TO
                              FORM U-1
                     APPLICATION - DECLARATION
                             UNDER THE
             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
          ________________________________________________



Names of Companies filing this statement and addresses of principal executive offices:

National Fuel Gas Company          National Fuel Gas Supply
10 Lafayette Square                 Corporation
Buffalo, New York  14203           10 Lafayette Square
                                   Buffalo, New York  14203

Name of Top Registered Holding Company:  NATIONAL FUEL GAS COMPANY

Names and Addresses of Agents for Service:

J. P. Pawlowski, Secretary         J. R. Peterson, Assistant
National Fuel Gas Supply            Secretary
  Corporation                      National Fuel Gas Company
10 Lafayette Square                10 Lafayette Square
Buffalo, New York  14203           Buffalo, New York  14203


It is respectfully requested that the Commission send copies of all notices, orders and communications to:

                     D. W. Reitz
                     Assistant General Counsel
                     National Fuel Gas Supply Corporation
                     10 Lafayette Square, Suite 1500
                     Buffalo, New York  14203


The Form U-1 previously filed in this matter is amended and restated as follows:

Item 1.  Description of Proposed Transactions.

     National Fuel Gas Company ("National") is a public utility holding company registered under the Public Utility Holding Company Act of 1935, as amended ("Act"). Joining in this application is National Fuel Gas Supply Corporation ("Supply"), a wholly-owned subsidiary of National engaged in the interstate transportation and storage of natural gas subject to the jurisdiction of the Federal Energy Regulatory Commission. National and its subsidiaries are collectively referred to herein as the "National Fuel Gas System." In addition to Supply, National Fuel's subsidiaries consist of National Fuel Gas Distribution Corporation ("Distribution"), Seneca Resources Corporation, Utility Constructors, Inc., Leidy Hub, Inc., Horizon Energy Development, Inc., Data-Track Account Services, Inc., National Fuel Resources, Inc., Highland Land & Minerals, Inc., Niagara Energy Trading Inc., Niagara Independence Marketing Company, and Seneca Independence Pipeline Company. Distribution is the only utility subsidiary of National. Distribution sells natural gas and provides natural gas transportation services through a local distribution system located in an area in western New York and northwestern Pennsylvania that includes Buffalo, Niagara Falls and Jamestown, New York, and Erie and Sharon, Pennsylvania. Neither National nor any of its subsidiaries currently has an ownership interest in an EWG or a FUCO as defined in Sections 32 and 33 of the Act.

     Cunningham Natural Gas Corporation ("Cunningham") is a New York corporation with a principal business address of 165 Kennedy Street, Bradford, Pennsylvania 16701. Cunningham operates two natural gas wells, one in Allegany County, New York, and the other in Potter County, Pennsylvania, and a number of shallow oil wells in Pennsylvania.

     On October 8, 1997, Supply and Cunningham entered into an Asset Purchase and Reorganization Agreement (the "Agreement"), under which Supply, subject to certain conditions including Securities and Exchange Commission ("Commission") approval of this application-declaration, will acquire substantially all the assets of Cunningham in exchange for registered shares of common voting stock, $1 par value, of National, in a manner intended to qualify for non-recognition of gain or loss pursuant to Section 368 of the Internal Revenue Code (the "Exchange").

     Pursuant to the Agreement, Supply would acquire all of Cunningham's assets in the Exchange, with the exception of the excluded assets identified below. The assets to be acquired by Supply ("the Assets") include the following:

     (1) Cunningham's two natural gas wells, and related pipelines, equipment, vehicles, leases, sales agreements and other property used in the production of natural gas;

     (2) Cunningham's cash, cash equivalents and receivables, except as identified below;

     (3) Approximately 640 acres of undeveloped timber property in Allegany County, New York; and

     (4) Any marketable securities that remain in Cunningham's accounts with two investment brokers at the time the Exchange is consummated (the "Closing"). (One account is with Salomon Smith Barney, and the other is with Edward Jones. At this time, these accounts consist entirely of money funds and certificates of deposit.)

     The following assets of Cunningham will be excluded from the
Exchange:

     (1) Cunningham's oil wells and any equipment or other property used by Cunningham in the production and sale of oil, which will be sold to one or more other parties in separate transactions;

     (2)   an amount of cash or cash equivalents (not to exceed
$300,000) retained by Cunningham to pay deferred compensation obligations predating the Agreement; and

     (3) two pickup trucks and one brine truck, which will be sold to one or more other parties in separate transactions.

     In exchange for the Assets, Supply will deliver registered shares of common stock of National ("the Shares") to Cunningham having an aggregate market value ("the Consideration"), as of the end of the last business day immediately preceding the Closing ("the Valuation Date"), equal to the sum of the following:

     (1)   the cash and cash equivalents to be transferred to Supply;

     (2) the market value as of the Valuation date of any securities to be transferred to Supply (although it is expected that no such securities will be transferred);

     (3) the unpaid balance of Cunningham's receivables from its gas sales customer;

     (4) the fair market value of the real property owned by Cunningham, according to appraisals to be commissioned by Supply and Cunningham; and

     (5)   an agreed-upon amount of additional consideration.

     Applicants have estimated that the Consideration will be approximately $3,158,000. If, as assumed by the pro forma financial statements included with this filing, the Exchange had been consummated on November 30, 1997, the Shares would have consisted of 67,641 Shares, which is less than 2/10 of 1% of the 38,280,699 Shares issued and outstanding (as of March 17, 1998), and the market value of the Shares ($3,158,000) would also have amounted to a small fraction of 1% of the total assets of National and its subsidiaries, which totaled $2,350,588,000 as of November 30, 1998.

     The Shares to be exchanged for Cunningham's assets will be registered with the Commission under the Securities Act of 1933, issued in compliance with any applicable state Blue Sky Laws, and listed on the New York Stock Exchange. The Shares shall be exchanged without preference over any outstanding common stock of National as to dividends or distribution, and shall have equal voting rights with all such outstanding common stock.

     In order to effectuate the Exchange, National will issue the Shares to Supply, and Supply will, in turn, pay National an amount equal to the Consideration for the Shares. (Footnote #1) Supply will then exchange the Shares for the Assets.

_______________
(Footnote #1)  Supply plans to finance this payment to National through borrowings from the National Fuel Gas System money pool.
See Holding Co. Act Release No. 26443 (December 28, 1995); File No.
70-8729.
_______________

     The Agreement also contemplates that, following the Exchange, Cunningham would wind up its affairs pursuant to a plan of liquidation, under which its shareholders would receive the Shares in exchange for their Cunningham common stock.

     The acquisition of Cunningham's natural gas properties is expected to improve operations of Supply's underground natural gas storage facilities in Allegany and Steuben Counties, New York.

     This application-declaration is being submitted pursuant to Sections 6(a), 7, 9(a) and 10 of the Act. With respect to acquisition authorization under Sections 9(a) and 10, Section 2(b) of the Gas Related Activities Act of 1990, 15 U.S.C. 79k (Law Co-op. 1993) provides that the functional relationship requirement of Section 11 of the Act will be deemed satisfied if the Commission determines that

          "(1) . . . such acquisition is in the
     interest of consumers of each gas utility company of [the] registered company or consumers of any other subsidiary of such registered company; and

          (2) . . . such acquisition will not be
     detrimental to the interests of consumers of any such gas utility company or other subsidiary or to the proper functioning of the registered holding company system."

The Exchange is in the interest of Supply's direct and indirect transportation and storage customers, including Distribution, National's public utility subsidiary and its customers, because the Exchange is expected to result in improved performance and greater utilization of Supply's storage fields in Allegany and Steuben Counties. Distribution purchases firm storage services from Supply and relies upon the capacity and deliverability of Supply's storage fields to meet its winter heating requirements. In addition, the Exchange will be in no way detrimental to such customers, the public interest, investors, or the proper functioning of the National Fuel Gas System.

     While it does not appear that Supply's acquisition of Cunningham's assets will be exempt under Rule 58 because it does not involve the acquisition of securities, approval of this asset acquisition would be fully consistent with the Commission's purpose in issuing Rule 58; i.e., "to facilitate investments by registered holding companies in energy-related and gas-related companies." (Footnote #2) As a producer of natural gas, Cunningham falls within the definition of "gas-related company."

_______________
(Footnote #2)  Holding Co. Act Release No. 26667 (February 14,
1997), 62 FR 7900 at 7902 (February 20, 1997).
_______________

     With respect to stock issuance authorization under Sections 6(a) and 7 of the Act, Section 7(d)(3) provides that a declaration shall not become effective if financing by the issue or sale of the particular security is not necessary or appropriate to the economical and efficient operation of a business in which applicant lawfully is engaged or has an interest. As shown by the discussion above, issuance of the Shares is necessary or appropriate to the economical and efficient operation of Supply's business, and will satisfy this and all other requirements of Section 7 of the Act.

Item 2.  Fees, Commissions and Expenses

     Registration Fees (Estimated)            $932

     Expenses of Counsel and
       Auditors  for National (Estimated)   $5,000

     Fees and Expenses of Counsel          $40,000
       for Supply (Estimated)

     Appraisal Fees  (Estimated)           $10,000

     Misc. Expenses (Estimated)             $1,000


Item 3.  Applicable Statutory Provisions

     Sections 6(a), 7, 9(a), and 10 of the Act, and Rules 23, 24, and 43 are considered or may be applicable to the proposed transactions.

     Sections 6(a) and 7 of the Act and Rule 43 will apply to the issuance of the Shares by National.

     Sections 9(a) and 10 may apply to Supply's acquisition of Cunningham's assets. In addition, these sections would apply to the acquisition by Supply of any marketable securities that remain in Cunningham's investment accounts on the date of the closing, to the extent such acquisition would not be exempt under Rule 40.

     The Gas Related Activities Act would be applicable to any aspect of the Exchange that is subject to Sections 9(a) and 10.

     To the extent that any aspect of the Exchange is considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules or regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

Item 4.  Regulatory Approval

     No consent or approval of any federal commission (other than the Commission under the Act and the Securities Act of 1933) is required with respect to the transactions proposed herein. By agreement of the parties, Cunningham's obligation to consummate the Exchange is contingent upon its receipt of a ruling from the Internal Revenue Service that the Exchange will qualify as a tax-free reorganization pursuant to Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended. On February 3, 1998, Cunningham submitted a request to the Internal Revenue Service seeking such ruling.

     These transactions concern the acquisition of one natural gas well permitted by the New York State Department of Environmental Conservation, and one permitted by the Pennsylvania Department of Environmental Protection. The only state commission approvals necessary in regard to the proposed transactions are that each of these environmental agencies must approve the transfer of the well permits related to the wells located in their respective jurisdictions. There are no approvals necessary from any state commissions that regulate public utilities.

Item 5.  Procedure

     The Commission is requested to issue an order permitting the declaration to become effective as soon as practicable so that the
Exchange may be consummated on or before June 1, 1998.   The
Agreement provides that the Exchange is contingent upon a closing occurring on or before June 1, 1998. There is a possibility that the Exchange will not be consummated if it does not close by that time.

     Applicant-Declarants respectfully request that the Commission's Order herein be entered pursuant to the provisions of Rule 23. If a hearing is ordered, Applicant-Declarants waive a recommended decision by a Hearing Officer, or any other responsible officer of the Commission, agree that the Division of Investment Management may assist in the preparation of the Commission's decision and request that there be no waiting period between the issuance of the Commission's Order and the date on which it becomes effective.

     Applicant-Declarants hereby request that certain information contained in the Exhibits hereto, as indicated in the index of Exhibits (the "Information") be kept confidential pursuant to Rule 104(b) [17 CFR Section 250.104(b)].

     Public disclosure of the Information is not necessary or appropriate in the public interest or for the protection of investors or consumers. The Information describes the consideration to be paid to Cunningham for its gas production properties and the effect of the Exchange on the financial statements of National, Supply, and the National Fuel Gas System. As disclosed above, this consideration is only one component of a total consideration that represents a small fraction of 1% of both National's issued and outstanding shares and the assets of the National Fuel Gas System, too small an amount to be material to investors or consumers. The Agreement was the product of confidential negotiations concerning the settlement of pending litigation between the parties. Public disclosure of this consideration may prejudice either or both parties in the litigation if the Exchange is not consummated due to unsatisfied closing conditions. In addition, Supply may be prejudiced if its competitors are able to learn the value it places on the gas production properties to be acquired before the closing occurs.

Item 6.  Exhibits and Financial Statements

     The following exhibits and financial statements are filed as part of this application-declaration:

     (a)  Exhibits:

          A-1 Common Stock Shares to be issued by National (to be filed by amendment).

          B-1 Asset Purchase and Reorganization Agreement between Supply and Cunningham. THIS AGREEMENT IS SUBJECT TO A
          REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 104(b).

          C-1 Form S-4 Registration Statement under the Securities Act of 1933 regarding the issuance of the Shares by National (to be filed by amendment).

          D-1 Request by Cunningham for a ruling by the Internal Revenue Service that the Exchange qualifies as a tax-free reorganization under Section 368(a)(1)(C) of the Internal Revenue Code of 1986. THIS EXHIBIT IS SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 104(b).

          E-1 Map showing generally the location of the natural gas production properties to be acquired in relation to the facilities of Supply. THIS EXHIBIT IS SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 104(b).

          F-1 Opinion of New Jersey counsel for National (to be filed by amendment).

          F-2 Opinion of Pennsylvania counsel for Supply (to be filed by amendment).

          G-1 Financial Data Schedules. THIS EXHIBIT IS SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 104(b).

          H-1 Proposed form of public notice (designated as Exhibit EX-99 for Edgar purposes).

          I-1 The discussion of consideration originally appearing as Exhibit I-1 is hereby withdrawn.

     (b)  Financial Statements

          S-1 Pro forma consolidated financial statements for National Fuel Gas Company and adjusting journal entries. THIS EXHIBIT IS SUBJECT TO A REQUEST FOR CONFIDENTIAL
          TREATMENT UNDER RULE 104(b).

          S-2 Pro forma financial statements for National Fuel Gas Company and adjusting journal entries. THIS EXHIBIT IS
          SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE
          104(b).

          S-3 Pro forma financial statements for National Fuel Gas Supply Corporation and adjusting journal entries. THIS
          EXHIBIT IS SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 104(b).

          S-4 Notes to consolidated financial statements of National Fuel Gas Company. THIS EXHIBIT IS SUBJECT TO A
          REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 104(b).


Item 7.  Information as to Environmental Effects

     The proposed transactions involve the change in ownership of existing properties and therefore involve no major action which will significantly affect the quality of the human environment. No federal agency has prepared or is preparing an environmental impact statement with respect to the transactions proposed in this application-declaration.


                             SIGNATURES

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this Statement to be signed on their behalf by the undersigned thereunto duly authorized.


Dated:  March 18, 1998                  NATIONAL FUEL GAS COMPANY



                                   By:  /s/James R. Peterson
                                        James R. Peterson
                                        Assistant Secretary


                                   NATIONAL FUEL GAS SUPPLY
                                      CORPORATION



                                   By:  /s/ John R. Pustulka
                                        John R. Pustulka
                                        Vice President